For immediate release                                           17 July, 2003


                 Galen Holdings PLC ("Galen" or the "Company")


The Board of Galen Holdings PLC notes the recent rise in the Company's share price. The Company is currently in preliminary discussions which may or may not lead to an offer for Galen Holdings PLC. Shareholders are advised to take no further action at this time. A further announcement will be made in due course.

Enquiries:

Galen Holdings PLC                             Telephone: +44 (0) 28 3833 4974
David Kelly

Hoare Govett                                   Telephone: +44 (0)20 7678 8000
Andrew Chapman

Credit Suisse First Boston                     Telephone: +44 (0)20 7888 8888
Andrew Christie

Financial Dynamics                             Telephone : +44 (0)20 7831 3113
Andrew Dowler

Rule 8 notices

Any person who, alone or acting together with any other person(s) pursuant to any agreement or any understanding (whether formal or informal) to acquire or control securities of Galen Holdings plc, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of Galen Holdings plc, is generally required under the provisions of Rule 8 of The City Code on Takeovers and Mergers (the "Code") to notify the London Stock Exchange and the Panel on Takeovers and Mergers of every dealing in such securities from and including today's date and throughout the offer period. Dealings by Galen Holdings plc and their respective "associates" (within the meaning of the Code) in any class of securities of Galen Holdings plc during the offer period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

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